SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2004

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated April 21st, 2004 announcing Registrant’s first quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: April 21st, 2004

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS FIRST QUARTER 2004 RESULTS

        KFAR SAVA, Israel — April 21, 2004 — Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the first quarter ended March 31, 2004.

        Revenues for the first quarter of 2004 were $848,000 compared to $1,325,000 for the first quarter of 2003. Net loss for the quarter was ($402,000), or ($0.10) per share, compared to ($223,000), or ($0.05) per share, for the first quarter of 2003.

        Commenting on the results, Shaike Orbach, President and CEO, said, “Our first quarter results reflect the timing lag between the phase out of legacy product lines, whose sales continue to decline, and the slow but growing ramp up of sales of our new product lines. In late 2002 we announced a new line of Multi Port Gigabit Ethernet Adapters. During the last few months, after long sales cycles lasting about a year, we have started to secure design wins with initial orders for products within this line. We expect a similar process with the new TOE/ iSCSI product line that was announced last week. Despite these long sales cycles and the amount of time required for sales to ramp to volume quantities, as each design win produces orders which continuously accumulate one on top of the other we believe that sales of both new lines will eventually compensate for decreasing sales of our legacy products and will become a key driver in the company growth.

        Mr. Orbach concluded, “Overall, we are encouraged with our progress as demonstrated by the design wins we have been able to secure as well as with the current status of our marketing efforts. Such progress confirms the technological excellence and market need for our new high-end products. Customers of many types are viewing our adapters as an easy way to achieve an immediate performance gain in their high-traffic networks while reducing network congestion, simplifying network management, providing the highest possible server throughput, and minimizing CPU utilization. We believe each of the design wins and initial orders we announced may lead to others, and continue introducing our products to additional potential customers.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

FINANCIAL TABLES FOLLOW

Silicom Ltd. Consolidated Summary of Results
(Unaudited)

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended March 31,

	2004	2003

Sales	$848	$1,325
Cost of sales	545	677

Gross profit	303	648

Research and development costs,
gross	407	399
Less - royalty bearing participations	(28)	---

Research and development costs, net	379	399

Selling and marketing expenses	186	341
General and administrative	147	150

	712	890

Operating income (Loss)	(409)	(242)

Financial income, net	7	19

Income (Loss) before taxes on income	(402)	(223)
Taxes on income	---	---

Net income (Loss)	$(402)	$(223)

Basic and diluted earnings (Loss) per
share	$(0.10)	$(0.05)

Weighted average number of shares
outstanding - Basic EPS (in thousands)	4,193	4,110

Weighted average number of shares
outstanding - Diluted EPS (in
thousands)	4,193	4,110

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)

	March 31, 2004 (Unaudited)	December 31, 2003 (Audited)

Assets

Current assets
Cash and cash equivalents	$1,762	$1,811
Short term investments	1,060	767
Trade receivables	507	628
Other receivables	271	290
Inventories	1,246	1,225

	4,846	4,721

Long-term investments	-	549
Severance pay fund	495	504
Property and equipment, net	268	277
Other assets	65	67

Total assets	$5,674	$6,118

Liabilities and shareholder's equity

Current liabilities
Trade payables	482	558
Other payables and accrued liabilities	454	488

Total current liabilities	936	1,046

Liability for severance pay	868	895

Total liabilities	1,804	1,941

Shareholders' Equity
Share capital and additional paid in
capital	5,646	5,551
Treasury stock	(38)	(38)
Retained earnings (deficit)	(1,738)	(1,336)

	3,870	4,177

Total liabilities and shareholders equity	$5,674	$6,118